Exhibit 12
STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(DOLLARS IN THOUSANDS)

	Year Ended December 31,
	2004		2005		2006		2007		2008
Earnings
Income from continuing operations before provision for income taxes and extraordinary item	$259,749		$308,174		$287,847		$99,542		$336,137
Minority interest in the income of subsidiaries with fixed charges (1)	—		—		—		15,155		40,101
Income from equity investees (2)	—		—		—		(25,132)		(42,064)
Distributed income from equity investees	—		—		—		19,902		32,897
Interest and amortization of deferred finance costs	69,736		87,185		94,411		361,773		651,925
Amortization of capitalized interest	433		494		567		881		1,469
Implicit rental interest expense	18,041		20,564		22,986		38,424		57,382

Total Earnings	$347,959		$416,417		$405,811		$510,545		$1,077,847

Fixed Charges
Interest and amortization of deferred finance costs	$69,736		$87,185		$94,411		$361,773		$651,925
Capitalized interest	2,131		2,144		2,955		19,009		22,147
Implicit rental interest expense	18,041		20,564		22,986		38,424		57,382

Total fixed charges	$89,908		$109,893		$120,352		$419,206		$731,454

Ratio of earnings to fixed charges	3.87	x	3.79	x	3.37	x	1.22	x	1.47	x

(1)	The Company recognized an immaterial amount of minority interest in income from consolidated subsidiaries prior to 2007.

(2)	The Company recognized an immaterial amount of income from equity investees prior to 2007.